Investor Presentation Through Second Quarter 2021 Exhibit 99.1

2 This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Non-IFRS Financial Measures Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.   We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.   While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.   Free Cash Flow Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.   The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.   Adjusted figures represent non-IFRS information. See the tables at the end of this presentation for an explanation of the adjustments and reconciliations to the comparable numbers. Safe Harbor Statement

Gambling.com Group, a Leading Provider of Player Acquisition Services for Online Gambling Operators 3 Revenue, USD millions (H1 2021 unaudited) Highlights $28m Revenue in 2020, growth of 45% year-over-year 35% Revenue CAGR 2017-2020 Adj. EBITDA margin >40% and strong FCF margins(1) 150+ Full-Time Employees Strong Historical Revenue Growth >30 Websites in 13 Countries, 6 Languages 100,000+ Players Generated for Clients in 2020 as of H1 2021 per unaudited Company filings Reflects unaudited figures per Company filings 1) 2) (2)

Gambling.com Group is a Leading Online Gambling Affiliate 4 1) As of June 30, 2021 1 Affiliate Marketing Powerhouse 2 Sports Betting & iGaming Only 3 Industry Leading Growth 4 Years in business 15 Headquarters in Dublin > 200 Online Gambling Operators as Clients(1) Proprietary technology platforms for digital marketing excellence Premium brands such as Gambling.com and Bookies.com

Gambling.com Group Brings Recognized Names to the U.S. Market 5 Originally launched in 1997 with American focus Exited the American market in 2006 with arrival of UIGEA Now one of the largest and highest revenue producing affiliate sites in the world and rapidly growing in America Domain name acquired in early 2018, pre-PASPA New site launched in late 2018 post-PASPA Live scores and odds for all American sports More than 60 different contributors + + Our core brands AS WELL AS MORE TO LAUNCH SOON

Gambling.com Group History of Growth

2006-2009

- The Company was founded in 2006 by Charles Gillespie (CEO) and joined by Kevin McCrystle (COO) in 2007
- Originally founded as World Sports Network, with WSN.com offering mainstream football betting coverage to mainland Chinese and European football fans
- Mark Blandford invested in the Company and joins the Board of Directors
- WSN takes new company name, KAX Media

2010-2011

- Switched focus to European casino affiliate marketing
- Began building the first series of casino affiliate portals, CasinoSource
- Launched CasinoSource in the U.K.
- Acquired Gambling.com domain for USD 2.5m in April 2011
- Opened office in Tampa, Florida

2012-2015

- Launched new U.K. website Gambling.com
- Expanded CasinoSource to Ireland, Italy, and Spain
- Divested WSN.com website
- Started expansion of Gambling.com beyond English speaking markets
- Began launch of Gambling.com in markets other than the U.K., starting with Ireland
- Set up Irish operations

2016

- Merged KAX Media and Gambling.com Group
- Launched Gambling.com and CasinoSource in Scandinavia

2017

- KAX Media re-branded as Gambling.com Group
- Launched SlotSource in the U.K.
- Issued EUR 7.1m of private convertible bond debentures with the proceeds intended to be used primarily for acquisitions
- Feb-17: Acquisition of AndroidSlots.co.uk, a leading U.K. mobile casino portal
- Feb-17: Acquisition of three leading Swedish casino affiliate sites
- Issued second round of private convertible bond debentures for EUR 8.9m

2018

- Entered U.S. market by launching Gambling.com in New Jersey
- Jan-18: Acquisition of mobile performance marketing platform including 46 iOS apps
- Feb-18: Entered sports betting with acquisition of Bookies.com and related assets such as Bookmakers.co.uk and FootballScores.com
- Issued EUR 16.0m of senior secured bonds listed on Nasdaq Stockholm
- Launched Gambling.com in additional European markets

2019

- Opened second U.S. office in Charlotte, North Carolina
- Obtained approval to expand U.S. operations in New Jersey
- Secured permission to operate in Pennsylvania, West Virginia and Indiana
- Received USD 15.5m growth investment from Edison Partners

2020+

- Approved to provide sports betting services in Colorado
- Launched SlotSource.com in the U.S. to empower American online slot players
- Expanded business into Tennessee, Illinois and Virginia and Michigan
- Announced redemption of outstanding senior secured bonds
- Completed relocation of corporate domicile to Jersey
- IPO on Nasdaq Global Market with ticker symbol "GAMB"

Gambling.com GROUP

6

Company and Investment Highlights 7

Established Global Player in Rapidly Expanding Industry 8 1 Focus on regulated markets Strong growth in established markets Growth also expected in additional markets such as Canada, Italy, and the Netherlands HQ in Dublin, Ireland with U.S. offices in Charlotte and Tampa U.S. is a priority growth market Gambling.com Group’s worldwide presence Revenue per market(1) Reflects unaudited figures per Company filings 2) 1) Other includes U.K., Ireland, Other Europe (Germany, Italy, Sweden and other European markets) and rest of world (Oceania and other markets outside of Europe and North America). North America includes the U.S. and Canada (2) $11.3 $19.1 $19.3 $28.0 $10.4 $22.0 (2)

Established Global Player in Rapidly Expanding Industry 9 Industry Opportunity Highlights Online Gambling's Growing Share of Overall Gambling GGR(1)(2) The growth of the U.S. Online Gambling Market will outpace the global industry(1)(3) U.K. penetration can serve as a good proxy for the U.S. market Reflects online sports betting and iGaming as a percentage of overall gambling GGR U.S. Online Gambling GGR reflects onshore online sports betting and iGaming only. Global Online Gambling GGR reflects onshore and offshore online sports betting and iGaming casino 2) 3) The United States’ online gambling industry is expected to grow at a CAGR of 39% between 2019A and 2025E compared to 10% globally(1) The online gambling industry is still young and benefits from the secular shift away from traditional land-based gambling The United States offers a significant opportunity 1) H2 Gambling Capital as of January 7th, 2021 1

Established Global Player in Rapidly Expanding Industry 10 1 Sources: Catena Media, Better Collective and Company's filings Gambling.com offers investors rapid growth Gambling.com has delivered significantly more organic revenue growth than our peers over the last three years Our organic growth strategy focuses on perfecting our internal processes, technology, and products instead of relying on acquisitions We have grown faster than our established global online gambling affiliate peers We expect our foundation of big brands and technological precision to continue to benefit us over the long-term FY 2020 YoY Organic Revenue Growth Organic Revenue CAGR (2017 – 2020) Average YoY Quarterly Organic Revenue Growth (2018 – 2020)

Scalable Business Model – Creating Value for Everyone 11 2 Gambling.com Group’s business model OUR WEBSITES POTENTIAL PLAYERS High Roller Conservative Professional For Fun Casual Aggressive Social ONLINE GAMBLING OPERATORS Player 1 Player 2 Player 3 Time-tested and sustainable business model thriving since the 1990s Survived the transition to social media Survived the transition to mobile devices Economies of scale Optimized technology-based operating platform

Scalable Business Model – Creating Value for Everyone 12 2 Gambling.com Group’s Three Core Revenue Models Any one of these models could be optimal in a particular circumstance depending on the product, market and operator REVENUE SHARE Share of operator’s net gaming revenue on a referred player, typically paid out for the entire lifetime of the player Gives direct exposure to high value customers 1 COST PER ACQUISITION (CPA) Single cash payment from operator per new depositing customer which varies depending on the market and product Generates predictable and immediate cash-flow 2 REVENUE SHARE & CPA (HYBRID) Both revenue share and a CPA per referred player More predictability and exposure to high rollers 3 Note: Reflects percentages of sales in 2020. Approximately 3% of revenue was derived from advertising and onboarding fees paid by online gambling operators as well as subscription revenues paid by online gamblers

Growth Strategy – Poised to Capture Market Share 13 3 We achieved Y-o-Y organic revenue growth of 45% in FY 2020 Current dominance suggests potential to succeed in the United States Established markets continue to grow in the mid-single digits Strong execution by leveraging our platforms and premium brands Increasing deployment of machine learning systems to optimize traffic to B2C operators Supplemental growth through acquisitions Existing pipeline of U.S. and international targets Targeting under-monetized digital media assets with strong user engagement Revenue synergy potential is substantial due to contracts, technology and process Will be strategic and opportunistic about targets with a focus on acquiring high quality teams Well-positioned for expansion into newly regulated states in the U.S. for both iGaming and sports betting Opportunistic expansion into new markets with favorable regulation and strong growth dynamics such as Latin America and Canada NEW MARKETS ORGANIC GROWTH ACQUISITIONS A B C

Growth Strategy – Poised to Capture Market Share 14 Established markets Target markets U.S. is the future of the global online gambling industry and our #1 priority growth market Significant momentum – things are only getting started Online gambling penetration is small and offers long runway for online uptake Our management's market expertise – we are culturally an American company with American co-founders and senior management The United States was already the world's 4th largest online gambling market as of 2019(1) Ontario legalization opens door to further sizable North American market outside of the U.S. Latin America North America Europe Europe is home to a number of regulated, profitable and growing markets Targeting market share gains across our European markets Prepared for the Netherlands to come online in late 2021 The U.K. remains the world’s largest regulated online gambling market as of 2019(1) Opportunistic growth approach in other areas of the world with a focus on Latin America Our technology platforms are market agnostic and give us a strong start in newly regulated and soon-to-be regulated markets 14 Source: H2 Gambling Capital as of January 7th, 2021. Represents onshore only. 1) 3

3

Growth Strategy – Poised to Capture Market Share

ACQUISITION STRATEGY

EXPERIENCE

- 4 acquisitions in 2017-2018
- Numerous domain name acquisitions
- Johannes Bergh brings additional M&A experience having evaluated 100+ affiliate acquisitions

TARGETS

- Fragmented market
- Increasingly strict regulatory and compliance demands make life for small affiliates hard
- Multiple expectations from sellers generally well below public company multiples

REVENUE SYNERGY

- Proprietary machine learning technology quickly implemented to turbocharge conversion and monetization
- Technology integration decisions made on a case-by-case basis depending on platform and product fit

VALUE CREATION

- Increasing scale while maintaining overall margins
- Operational improvement and multiple arbitrage create value for shareholders
- Focus on strategic assets for long-term value creation

STRONG MANAGEMENT TEAM + STRATEGIC VALUE = GREEN LIGHT

Gambling.com GROUP

15

Technology-First Strategy Has Resulted in Proprietary Internal Platforms 16 16 4 Our CMS for creating and maintaining all manner of content In-house CMS gives us full control to customize and eliminate pain points Standardization of processes across the content teams and website teams leads Our business intelligence system which integrates data from our websites as well as our advertising partners Intelligent data pipelines give us the ability to compete in terms of optimization and unlock new opportunities Our publishing platform which distributes our sites globally Quality control features automatically review and optimize SEO for best-practice Distributes content across 7 locations before plugging into a global CDN with over 200 points of presence to ensure the fastest loading speeds possible Our system designed to give us full control over how, when and where an advertiser’s message appears across our network Increasingly, advertiser placements are chosen by machines based on a set of constraints prepared by the advertising operations team

Large and Diversified Customer Base – We Control the Traffic 17 5 Customers Across the Globe Top 10 customers, % of sales(1) Number of customers (2017 – 2020) Reflects percentage of sales in FY2020 1) Top 10 customers account for 56% of sales 10 9 8 7 6 5 4 3 2 1

Iconic, Industry-Defining Brands 18 6 VERTICALS 9 markets and 4 languages MARKETS TARGET PLAYERS OPERATOR BENEFITS Any online gambler in our target markets Discerning players with a tendency to be high-rollers Prestige value from being listed on Gambling.com High NDC volume Primarily focused on the U.S. market Sports bettors in the U.S. and worldwide that are interested in U.S. sports Access to players in regulated U.S. states NDCs from a trusted, compliant, regulated and responsible U.S. affiliate partner Our Core Brands Have a Track Record of Success and are Key for Future Growth

Iconic, Industry-Defining Brands 19 6 VERTICALS MARKETS TARGET PLAYERS OPERATOR BENEFITS Michigan Sports betting and online casino players in Michigan Sweden Casino players in Sweden 10 markets and 5 languages Casino players in our target markets NDCs from a trusted, compliant, regulated and responsible affiliate partner who delivers at scale across multiple markets and product types CASINO  6 markets and 2 languages Slots players and casual games players in our target markets SPORTS BINGO  POKER Our Niche Sites Target Specific Geographies or Products to Complement our Core Portfolio

Growth of the U.S. Online Gambling Market 20 BIG BRANDS & BIG DOMAINS FOR A BIG MARKET Gambling.com, the category-defining name for the entire industry that was a U.S. leader before UIGEA in 2006 Bookies.com, our well-known, sports-first destination designed from the ground up for the U.S. AMERICAN FROM THE START American Founders & Management Offices in U.S. since 2011, now with offices in Charlotte & Tampa Approved to operate and active in NJ, PA, WV, CO, TN, IL, VA, IN and MI Pursuing licensure in all states where we expect a viable market UNRIVALED EXPERIENCE & PERFECTLY CLEAN TRACK RECORD Most experienced executives in the industry are either European or, if American, unlicensable due to offshore experience The Group has never taken any business from offshore operators targeting the U.S. market U.S. regulatory update Well-positioned for U.S. expansion Unprecedented explosion of growth 21 states (including the District of Columbia) have authorized sports betting online 5 states have authorized iGaming(1) New Jersey iGaming revenue was $972 million in 2020, and its handle now regularly surpasses Nevada, which had a 70-year head-start GAMBLING.COM EXPECTS THE U.S. WILL BE THE WORLD’S LARGEST ONLINE GAMBLING MARKET Source: H2 Gambling Capital as of January 7th, 2021, and New Jersey Division of Gaming Enforcement. Includes Delaware, which has online casino only. 1) 7

Growth of the U.S. Online Gambling Market 21 7 GAMBLING.COM EXPECTS THE U.S. WILL BE THE WORLD’S LARGEST ONLINE GAMBLING MARKET Oregon Nevada Colorado Iowa Illinois Indiana Michigan Pennsylvania New Hampshire Rhode Island Tennessee New Jersey West Virginia Online Sports Betting Live – 11 States Online Sports Betting Legal But Not Yet Live – 6 States Recent Bill Introduced But Not Passed – 26 States No Recent Bill Introduced – 3 States Online Casino and Sports Betting Live – 4 States Virginia District of Columbia Montana Maryland Wyoming South Dakota Louisiana New York Note: Map as of September 9, 2021 Arizona

Growth of the U.S. Online Gambling Market 22 7 Reflects onshore online sports betting and online casino only Assumes 65% of the U.S. population has access to legalize online sports betting at maturity, and 30% has access to iGaming at maturity 2) 3) USDm If 100% of U.S. states were to legalize online sports betting and iGaming, the market has the potential to reach $69 billion(1) U.S. online sports betting and iGaming combined market size is estimated to total over $15 billion in 2025(2), and $30 billion at maturity(3) Source: Wall Street research and H2 Gambling Capital as of January 7th, 2021 1) If all states in the United States were to legalize online casino and online sports betting. Based on applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2030 U.S. adult population 44% of States Have Already Legalized Online Sports Betting or iGaming

7 Growth of the U.S. Online Gambling Market

- **U.S. Online Gambling Market Size at 100% Legalization:** The U.S. online gambling market is estimated to have the potential to grow to ~$69 billion if 100% of U.S. states were to legalize[1]
- iGaming is estimated to drive $43 billion of U.S. online gambling GGR while online sports betting is estimated to drive $26 billion[1]

- **U.S. Online Gambling Market Size at Maturity:** The U.S. online gambling market is estimated to grow to ~$30 billion at maturity
- Assuming 65% of the U.S. population has access to legal online sports betting at maturity, and 30% has access to legal iGaming at maturity, a $17 billion online sports betting market and a $13 billion iGaming market are implied

- **U.S. Online Gambling Operator Marketing Spend:** We estimate that online gambling operators will spend approximately 45% of their revenue on marketing[2]

- **U.S. Online Gambling Affiliate Capture:** We estimate that approximately 29% of operator marketing spend will be spent on affiliate channels[3]
- **Gambling.com Market:** Gambling.com will compete for a potential ~$4 billion spend by B2C operators across the U.S.



Estimated U.S. Online Gambling Market Size at 100% Legalization: ~$69 Billion
Estimated U.S. Online Gambling Market Size at Maturity: ~$30 Billion
Estimated U.S. Online Gambling Operator Marketing Spend: ~$13 Billion
Estimated U.S. Affiliate Market Size: ~$4 Billion

44% of States Have Already Legalized Online Sports Betting or iGaming

1) If all states in the United States were to legalize online casino and online sports betting. Based on applying the estimated 2023 New Jersey iGaming gross revenue per adult and online sports betting gross revenue per adult to the size of the estimated 2030 U.S. adult population
2) Based on historical marketing spend of DraftKings, Rush Street Interactive, and Golden Nugget Online Gaming per public company filings.
3) Based on February 2019 research report by Pareto Securities

Gambling.com GROUP

23

Experienced Management Team with Strategic Global Presence 24 8 24 Founded the Group in 2006 Member of the Board of Directors since inception Recognized leader in the online gaming industry BA in Political Science, University of North Carolina, Chapel Hill, 2006 Charles Gillespie Chief Executive Officer (CEO) since inception Experienced brand and performance marketing executive Former Deputy CEO of Catena Media Previous leadership roles at Rewir and FLIR Systems Degree from the Berghs School of Communications Johannes Bergh Chief Strategy Officer (CSO) since 2020 Previously Office and Facility Manager of Openet Telecom Limited Recognized by iGaming Business as one of the industry’s women to watch BA (Hons) in Politics and Sociology from University College Dublin Ellen Monaghan VP of People since 2015 Member of founding team Established the Group’s Dublin office Recently relocated to the U.S. to focus on the company’s American growth plans BA in Political Science, University of North Carolina, Chapel Hill, 2006 Kevin McCrystle Chief Operating Officer (COO) since 2007 Manages the Group’s finance function and plays an important role in the growth strategies Former director of Highlight Media Group MA (Hons) in Management, University of St. Andrews, 2007 Associate of Chartered Institute for Securities & Investment Elias Mark Chief Financial Officer (CFO) since 2016

Experienced Management Team with Strategic Global Presence 25 8 United States Office Locations Dublin European Office Locations Charlotte, North Carolina Malta Tampa, Florida Jersey Note: Figures are based on FTEs as of June 30th, 2021

Responsible Corporate Citizen 26 9 Focus on regulated and soon-to-be regulated markets Never worked with operators that targeted U.S. market from offshore Authorized to operate in NJ, PA, WV, CO, TN, IL, IN, VA and MI REGULATED MARKETS Some of the most restrictive advertising policies in the industry Clear messages actively promoting responsible gambling across all sites Responsible Gambling Center on flagship site, Gambling.com RESPONSIBLE GAMING 26 different nationalities represented in the workforce EQUALITY AND DIVERSITY(1) STANDARDS AND GUIDELINES: We adhere to regional and industry standards and guidelines, including the U.K. Gambling Commission Advertising/Marketing rules & regulations, and CAP Advertising Guidance – Gambling and CAP Code for Online Affiliate Marketing ANTI-FRAUD, CORRUPTION AND MONEY-LAUNDERING: We only direct players to vetted operators that fulfill a set of minimum requirements, i.e. licensed in reputable jurisdiction ENVIRONMENT: Our digital business model limits our environmental footprint, promoting electronic documentation and communication WORKING ATMOSPHERE: We offer employees subsidized gym memberships, height adjustable desks, ergonomic chairs and multiple monitors Note: Figures are based on FTEs as of June 30th, 2021

27 NM = not meaningful 1) Q2 2021 Financial Results (unaudited)

28 1H 2021 Financial Results (unaudited) NM = not meaningful 1)

29 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers. Leverage is defined as Net Debt as a proportion of Adjusted EBITDA. Net Debt is defined as Borrowings less Cash and Cash Equivalents 2021-2023 Financial Targets Average total revenue growth to exceed 40% In respect of our European business, to grow faster than the European gambling market over a business cycle In respect of the United States, to take market share and be a significant actor in the market over the long-term Growth Margin Average Adjusted EBITDA margin1 to exceed 40% Adjusted EBITDA margin may deviate from the target short-term due to heavy investments into U.S. expansion Leverage 2 Net debt3 of under 2.5 times Adjusted EBITDA Cash and cash equivalents of $17.2 million and Borrowings of $6.1 million as of June 30, 2021 IPO proceeds of $42 million before expenses > 40% Adj. EBITDA Margin > 40% Avg. Revenue Growth < 2.5x Net Debt

30 FY 2021 Outlook Expected to exceed > 40% year-on-year Revenue growth target for FY 2021 Expected to achieve ≥ 40% Adjusted EBITDA1 margin target for FY 2021 Outlook does not consider incurring further borrowings in FY 2021 Outlook does not consider any incremental benefit from potential M&A Q1 and Q4 are typically seasonally stronger quarters Focused on increasing penetration of U.S. market, gaining share in current footprint of regulated European markets as well as newly regulated Canadian markets Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

31 CONFIDENTIAL & PRIVATE Appendix: Financial Tables

32 Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (USD in thousands)

33 Condensed Consolidated Statements of Financial Position (Unaudited) (USD in thousands)

34 Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands)

35 Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation n/m = not meaningful Net finance costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.

36 Free Cash Flow Reconciliation Earnings Per Share n/m = not meaningful